EARTH LIFE SCIENCES INC.

July 24, 2016

AD Office 11 - Telecommunications

Attention: Carlos Pacho

RE:

Earth Life Sciences Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed April 18, 2016

File No. 001-31444

Dear Sir:

This letter is in response to your comment letter of June 8, 2016.

1: We are preparing to file an amended 10-K which we anticipate posting on or before August 31, 2016 which will include an audit report from our independent registered public accounting firm.

2: The amended 10-K which we plan to file on or before August 31, 2016 will include an audit report from B.F. Borgers CPA PC in the 2015 10-K amendment.

3. We have forwarded this question to B.F. Borgers for comment and clarification.  If they revise their statement of operations we will fine an amendment to make clear the changes they have made.  We anticipate having an answer from the firm by Friday, July 29, 2016.

We trust the above to be in order.

EARTH LIFE SCIENCES INC.

By:

/s/ Angelo Marino

Angelo Marino